Contact

www.linkedin.com/in/sean-ross-40b12317 (LinkedIn)

Top Skills

Supply Chain Management
Product Innovation
Business Strategy

Languages

English
French

Sean Ross

Pureboost Co-Founder
Dollard-des-Ormeaux, Quebec, Canada

Summary

Food, Beverage and Nutrition Supply Chain Expert

Experience

Pureboost Energy Drink Mix
Co-Founder, Chief Product and Manufacturing Officer
October 2017 - Present (4 years 11 months)

Chewsy
Co-Founder
April 2019 - Present (3 years 5 months)

Beyond Slim
Co-Founder, Chief Product Officer
July 2019 - Present (3 years 2 months)

Scotty's Everyday
Co-Founder
November 2020 - Present (1 year 10 months)

TWS Nutrition
Co-Founder, CEO
August 2017 - Present (5 years 1 month)

Entrepreneurs' Organization
Member
April 2019 - Present (3 years 5 months)

SR Consulting Nutritional Services
President
January 2007 - Present (15 years 8 months)
Dollard-des-Ormeaux, Quebec, Canada

I assist businesses with their sales, business development and marketing strategies. By applying my secrets for success, my clients have experienced sales growth, opportunities in new markets, and innovation in their portfolio.

If you are looking for an ingredient supplier or a contract manufacturer I have a vast network I can put at your fingertips. If you want an experienced set of eyes to review your sales plans, I can provide insights and suggestions. I can help make your concepts a reality and manage every step of the process from formulation to finished packaging.

I look forward to partnering with you.

———

Education

California State University San Marcos

Palomar College

Western Michigan University Cooley Law School